UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71322 / January 16, 2014

Admin. Proc. File No. 3-15516

In the Matter of

CHINA CENTURY DRAGON MEDIA, INC.,
TIA I, INC., AND TIA II, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

 The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Century Dragon Media, Inc., TIA I, Inc., and TIA II, Inc., and the Commission has not chosen to review the decision on its own initiative.

 Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to China Century Dragon Media, Inc., TIA I, Inc., and TIA II, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of China Century Dragon Media, Inc., TIA I, Inc., and TIA II, Inc., is revoked.

 For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

 Elizabeth M. Murphy
 Secretary

---

[1] 17 C.F.R. ' 201.360(d).

[2] *China Century Dragon Media, Inc., TIA I, Inc., and TIA II, Inc.*, Initial Decision Rel. No. 535 (Nov. 27, 2013), 107 SEC Docket 14, 2013 WL 6186041. The Central Index Key numbers are 1423242 for China Century Dragon Media, Inc.; 1377895 for TIA I, Inc.; and 1377893 for TIA II, Inc.

INITIAL DECISION RELEASE NO. 535
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15516

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BONANZA ONE, INC., CHINA CENTURY DRAGON MEDIA, INC., FARRALLON, INC., ORA ELECTRONICS, INC., TIA I, INC., and TIA II, INC.	INITIAL DECISION MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT November 27, 2013

SUMMARY

This Initial Decision revokes the registrations of the registered securities of China Century Dragon Media, Inc., Tia I, Inc., and Tia II, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on September 23, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12 of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on October 2, 2013.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

---

[1] The proceeding has ended as to the other captioned respondents. Bonanza One, Inc., Exchange Act Release No. 70690 (A.L.J. Oct. 16, 2013).

[2] Respondents, Delaware corporations, were served with the OIP by personal service on the Delaware Division of Corporations, Office of the Secretary of State, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. C. § 321.

II. FINDINGS OF FACT

China Century Dragon Media, Inc. (CIK No. 1423242),[3] is a void Delaware corporation located in Guangdong Province, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(b). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010. As of July 25, 2013, the company's stock (symbol "CCDM") was traded on the over-the-counter markets.

Tia I, Inc. (CIK No. 1377895), is a forfeited Delaware corporation located in Harbin, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of $77,466 from the company's August 7, 2006, inception to December 31, 2010.

Tia II, Inc. (CIK No. 1377893), is a forfeited Delaware corporation located in Harbin, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2010, which reported a net loss of $77,466 from the company's August 7, 2006, inception to December 31, 2010.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

---

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of China Century Dragon Media, Inc., is REVOKED;

the REGISTRATION of the registered securities of Tia I, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Tia II, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

_____
Carol Fox Foelak
Administrative Law Judge

---

[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). See Alchemy Ventures, Inc., Exchange Act Release No. 70708, 2013 SEC Lexis 3459, at *5-6 (Oct. 17, 2013).